Exhibit 21

Subsidiaries of EESTech, Inc.

The following is a list of subsidiaries of EESTech, Inc. as of December 31, 2006.

Subsidiary	State of Jurisdiction or Incorporation
EESTech Australia Pty Ltd.	Australia
Liquatech Pty Ltd.	Australia
Methgen, Inc.	Nevada